Mail Stop 4561

October 31, 2008

VIA U.S. MAIL

Gabriel Blasi
Chief Financial Officer
Alto Palermo S.A.
Moreno 877, Piso 22
Buenos Aires, Argentina

> **Re:** **Alto Palermo S.A.**
> **Form 20-F for Fiscal Year Ended**
> **June 30, 2007**
> **Filed December 27, 2007**
> **File No. 000-30982**

Dear Mr. Blasi:

We have reviewed your response letter dated October 10, 2008 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended June 30, 2007

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

1.   We note your response to our prior comment two. As the auditor's report does not include an explicit statement that the financial statements were audited, please revise your filing to include an auditor's report that complies with paragraph 8(b) of AU Section 508.

Notes to Consolidated Financial Statements

19. Differences between Argentine GAAP and US GAAP

I. Difference in measurement methods

t) Cumulative effect of the initial application of SAB No. 108, page F-59

2.   We note your response to our prior comment four. Please tell us how you considered your history of tenants canceling their leases under the provisions of Law No. 24,808 in your determination that these leases are non-cancelable.

General

3.   Within your next response, please provide to us the management representations requested at the end of our September 9, 2008 letter; these representations should be on the registrant's letterhead and signed by a representative of the registrant.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. You may contact Jennifer Monick, Senior Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Branch Chief